SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                          --------------------------

                               SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

              SHARED TECHNOLOGIES FAIRCHILD INC.(Name of Issuer)

                     Common Stock, par value $.004 per share
                          (Title of Class of Securities)

                                   81948QAAS
                                (CUSIP Number)

Donald E. Miller, Esq., Senior Vice President and General Counsel
            The Fairchild Corporation, 300 West Service Road
                P.O. Box 10803, Chantilly, Virginia 22021
               -----------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 20, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

















                               SCHEDULE 13D/A


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   The Fairchild Corporation -- IRS EIN 34-0728587
   RHI Holdings, Inc. -- IRS EIN 34-1545939

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [  ]
                                                       (b) [  ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

   PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)[  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   The Reporting Persons are incorporated under the laws of Delaware

                            7 SOLE VOTING POWER

                              10,121,568
NUMBER OF
SHARES                      8 SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 0
PERSON WITH
                            9 SOLE DISPOSITIVE POWER
                              10,121,568

                           10  SHARED DISPOSITIVE POWER

                               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH SUCH REPORTING
    PERSON
    10,121,568

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                             [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    54.14%

14  TYPE OF REPORTING PERSON
    CO

Item 1. Security and Issuer.

     This Amendment No. 2 (Amendment No. 2") amends the statement of Schedule 13D (the Original Schedule 13D Filing") filed with the Securities and Exchange Commission on March 21, 1996 with respect to the common stock, par value $.004 per share (the Common Stock") of Shared Technologies Fairchild Inc., a Delaware corporation ("STFI"), whose principal executive offices are located at 100 Great Meadow Road, Wethersfield, CT 06109. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original Schedule 13D Filing.

     An amendment to the original Schedule 13D Filing ("Amendment
No. 1") was filed on July 1, 1996.

     This Amendment No. 2 corrects a typographical error contained in Item 5 of Amendment No. 1.

Item 2.  Identity and Background.

NO CHANGE.

Item 3.  Source and Amount of Funds or Other Consideration.

NO CHANGE.

Item 4.  Purpose of Transaction.

NO CHANGE.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Amendment No. 1 indicates that Jeffrey Steiner (the
Chairman and Chief Executive Officer of The Fairchild
Corporation) is a 94.7% beneficial stockholder of The Fairchild
Corporation. This is a typographical error. The correct beneficial ownership of Mr. Steiner in The Fairchild Corporation is approximately 41.6%.

Item 6.  Contracts, Arrangements, Understanding or Relationships
With Respect to Securities of the Issuer.

NO CHANGE.
Item 7.  Material to be Filed as Exhibits.

NO CHANGE

                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 1996                         THE FAIRCHILD CORPORATION

                                     By:Ernest R. Beckford
                                        Assistant General Counsel


                                     RHI HOLDINGS, INC.

                                     By:Ernest R. Beckford
                                        Assistant General Counsel